UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-14950

CUSIP NUMBER

90400P101

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ULTRAPAR HOLDINGS INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

(Address of Principal Executive Office (Street and Number))

São Paulo, SP, Brazil 01317-910

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Ultrapar Participações S.A. (the “Ultrapar” or “we”) is unable to file its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Form 20-F”) by the prescribed date of April 30, 2020, without unreasonable effort or expense, for the reasons described below.

Ultrapar needs additional time to (i) finalize disclosures to be reflected in its form 20-F, including in the audited financial statements as of and for the year ended December 31, 2019 contained therein, resulting from the application and analyses of certain segment accounting practices, and (ii) update the corresponding XBRL information to be included in such filing once that work has been completed.

In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, Ultrapar intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect Ultrapar’s business, results and operations. Statements regarding the implementation of future actions, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including Ultrapar’s results of operations, to differ materially from current expectations. Except as required by law, Ultrapar undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Andre Pires de Oliveira Dias	+55-11	3177 3820
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ultrapar furnished to the U.S. Securities and Exchange Commission its Parent and Consolidated Financial Statements for the year ended December 31, 2019 and the independent auditor’s report thereon in a Form 6-K dated February 20, 2020 which is available at https://www.sec.gov/Archives/edgar/data/1094972/000119312520043048/d855293d6k.htm (the “Audited Financial Statements”). The information set out below is qualified in its entirety by reference to the Audited Financial Statements.

Ultrapar’s net income for 2019 was R$402.9 million, 64% lower compared to R$1,132.3 million in 2018, mainly due to (a) the decline in operating income before financial income (expenses) and share of profit of joint-ventures and associates between the periods and (b) higher net financial expenses, as described further below.

Impairment of assets varied from zero in 2018 to R$593.3 million in 2019, due to the impairment of goodwill in the acquisition of Extrafarma, with no cash effect, as a consequence of the worse than expected results compared to the original business plan.

On April 23, 2020 the exchange rate for Reais into U.S. dollars was R$5.447 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$4.031 to US$1.00 on December 31, 2019. This disclosure should not be considered a representation that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate.

Ultrapar Participações S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 30, 2020	By	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).